EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended
Earnings:	March 31, 2018	December 31, 2017	March 31, 2017
Net income	$97.0	$(88.0)	$179.9
Provision (benefit) for income taxes - continuing operations	41.3	27.7	56.2
(Income) loss from discontinued operations, net of taxes	6.7	5.2	(101.7)
Income from continuing operations, before provision (benefit) or income taxes	145.0	(55.1)	134.4
Fixed Charges:
Interest and debt expenses on indebtedness	180.5	168.7	163.1
Interest factor: one-third of rentals on real and personal properties	3.8	3.9	3.6
Total fixed charges for computation of ratio	184.3	172.6	166.7
Total earnings before provision (benefit) for income taxes and fixed charges	$329.3	$117.5	$301.1
Ratios of earnings to fixed charges	1.79x	0.68x	1.81x